UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Azteca Holdings, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: August 2, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

By: ______________________
Name: Luis Ontiveros
Title: Attorney-in-Fact

TV AZTECA

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS*

Millions of Mexican pesos of june 30, 2002 purchasing power
purchasing power

	At june 30,			
			Millions of U.S. Dollars (**)	
	2001	2002	2001	2002
ASSETS				
Current assets:				
Cash and cash equivalents	Ps 1,416	Ps 1,517	US$ 142	US$ 152
Pledged securities	-	157	-	16
Accounts receivable	3,218	3,656	323	367
Due from related parties	336	197	34	20
Exhibition rights	333	313	33	31
Inventories	204	52	21	5
Total current assets	5,508	5,892	553	592
Accounts receivable from Unefon	1,895	1,993	190	200
Property, machinery and equipment-Net	2,541	2,340	255	235
Television concessions-Net	3,695	3,572	371	359
Exhibition rights	756	1,165	76	117
Investment in Unefon	1,841	1,750	185	176
Investment in Todito	424	340	43	34
Investment in Azteca America	-	664	-	67
Other assets	978	1,368	98	137
Goodwill-Net	1,782	1,494	179	150
Deferred income tax asset	-	213	-	21
Total assets	Ps 19,421	Ps 20,791	US$ 1,950	US$ 2,087
LIABILITIES AND STOCKHOLDERS 'EQUITY				
Current liabilities:				
Current portion of long-term promissory notes	Ps 6		US$ 1	
Current portion of long-term bank loans	129	Ps 45	13	US$ 5
Short-term debt	1,364	298	137	30
Interest payable	187	276	19	28
Exhibition rights payable	395	497	40	50
Accounts payable and accrued expenses	571	992	57	100
Due to related parties	114	132	11	13
Total current liabilities	2,767	2,239	278	225
Long-term liabilities:				
Senior notes	5,255	7,012	528	704
Bank loans	1,516	1,528	152	153
Advertising advances	3,320	3,169	333	318
Unefon advertising advance	2,215	2,153	222	216
Todito advertising, programming and services advance	789	610	79	61
Exhibition rights payable	42	196	4	20
Deferred income tax payable	32	-	3	-
Total long-term liabilities	13,168	14,668	1,322	1,473
Total liabilities	15,934	16,907	1,600	1,698
Stockholders 'equity:				
Capital stock	2,819	2,819	283	283
Premium on the issuance of capital stock	165	165	17	17
Insufficiency in the restatement of capital	(1,073)	(652)	(108)	(65)
Accumulated deficit	(286)	(765)	(29)	(77)
Majority stockholders	1,624	1,567	163	157
Minority stockholders	1,862	2,317	187	233
Total stockholders 'equity	3,486	3,884	350	390
Total liabilities and stockholders 'equity	Ps 19,421	Ps 20,791	US$ 1,950	US$ 2,087
End of Period Exchange Rate	Ps 9.04	Ps 9.96		

* Mexican GAAP.
**The U.S. dollar figures represent Mexican peso amounts as of june 30, 2002, expresed as of june 30, 2002 purchasing power, translated at the exchange rate of Ps. 9.96 per U.S. dollar.